UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE  13A-16  OR  15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number:  001-38438

Spotify Technology S.A.
(Translation of registrant’s name into English)

42-44, avenue de la Gare
L-1610 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form  20-F  or Form  40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form  6-K  in paper as permitted by regulation  S-T  Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form  6-K  in paper as permitted by regulation  S-T  Rule 101(b)(7):

Yes ☐ No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Annual General Meeting of the Company

Spotify Technology S.A. (the “Company”) held its 2022 annual general meeting of shareholders and holders of beneficiary certificates on April 20, 2022.  The Company’s shareholders and holders of beneficiary certificates considered the following proposals, each of which is described in greater detail in the Company’s proxy statement dated March 11, 2022.

1. Approval of the Company’s Annual Accounts and Consolidated Financial Statements

Based on the votes set forth below, the proposal to approve the Company’s annual accounts for the financial year ended December 31, 2021 and the Company’s consolidated financial statements for the financial year ended December 31, 2021 was approved.

For	Against	Abstain
493,038,034	109,330	1,274,766

2. Approval of Allocation of the Company’s Annual Results

Based on the votes set forth below, the proposal to approve allocation of the Company’s annual results for the financial year ended December 31, 2021 was approved.

For	Against	Abstain
494,362,547	17,783	41,800

3. Approval of Granting Discharge of Liability of the Board of Directors

Based on the votes set forth below, the proposal to grant discharge of the liability of the members of the Company’s board of directors (the “Board of Directors”) for, and in connection with, the financial year ended December 31, 2021 was approved.

For	Against	Abstain
492,178,451	952,885	1,290,794

4. Appointment of Directors

Based on the votes set forth below, the following directors were elected as members of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2022.

	For	Against	Abstain
Daniel Ek (A Director)	472,041,598	22,352,205	28,327
Martin Lorentzon (A Director)	486,573,937	7,773,332	74,861
Shishir Samir Mehrotra (A Director)	487,676,295	6,668,100	77,735
Christopher Marshall (B Director)	483,743,901	10,641,987	36,242
Barry McCarthy (B Director)	489,582,137	4,808,755	31,238
Heidi O’Neill (B Director)	493,990,937	396,370	34,823
Ted Sarandos (B Director)	493,870,111	515,856	36,163
Thomas Owen Staggs (B Director)	492,049,578	2,219,701	152,851
Cristina Mayville Stenbeck (B Director)	493,941,766	445,207	35,157
Mona Sutphen (B Director)	493,792,512	593,507	36,111
Padmasree Warrior (B Director)	493,987,105	400,370	34,655

5. Appointment of Independent Auditor

Based on the votes set forth below, the proposal to appoint Ernst & Young S.A. (Luxembourg) as the Company’s independent auditor for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2022 was approved.

For	Against	Abstain
494,105,453	174,881	141,796

6. Approval of 2022 Director Remuneration

Based on the votes set forth below, the proposal to approve the directors’ remuneration for the year 2022 was approved.

For	Against	Abstain
467,276,473	27,089,058	56,599

7. Authorization and Empowerment to Execute and Deliver Documents Required by Luxembourg Laws

Based on the votes set forth below, the proposal to authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.

For	Against	Abstain
494,360,379	24,163	37,588

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: April 20, 2022	By:	/s/ Eve Konstan
	Name:	Eve Konstan
	Title:	General Counsel